

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2023

Pui Lung Ho
Chief Executive Officer
WANG & LEE GROUP, Inc.
5/F Wing Tai Factory Building
3 Tai Yip Street, Kwun Tong,
Kowloon, Hong Kong

> **Re: WANG & LEE GROUP, Inc.**
> **Amendment No. 8 to Registration Statement on Form F-1**
> **Filed January 9, 2023**
> **File No. 333-265730**

Dear Pui Lung Ho:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 8 to Form F-1

General

1. Please update the information in the prospectus as of December 31, 2022, as applicable. For example, update the information relating to exchange rates on page 48, customer submissions on page 77, supplier data on page 77, executive compensation on page 100, and related party transactions on pages 100 and 101.

      You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Jeffrey Gabor at 202-551-2544 with any other questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Real Estate & Construction

cc: Benjamin Tan, Esq.